SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              ----------------

                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.2)

                              ----------------

                              AMP INCORPORATED
                         (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)


                                031897-10-1
                   (CUSIP Number of Class of Securities)


                             David F. Henschel
                            Corporate Secretary
                              AMP Incorporated
                               P.O. Box 3608
                    Harrisburg, Pennsylvania 17105-3608
                               (717) 574-0100
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                              With a Copy to:

                             Peter Allan Atkins
                             David J. Friedman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000





      This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement of Schedule 14D-9 dated August 21, 1998, as amended, (the "Schedule 14D-9") filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase all of the issued and outstanding shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 28, 1989, and as amended on September 4, 1992, August 12, 1998 and August 20, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and the related Letter of Transmittal.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      Subsection (f) of Item 8 is hereby amended by adding the following paragraphs at the end thereof:

      On August 21, 1998, AMP filed a complaint in the United States District Court for the Eastern District of Pennsylvania against AlliedSignal and the Purchaser (AMP Incorporated v. AlliedSignal Corporation, et al., Civil Action No. 98-CV-4405). The complaint seeks declaratory and injunctive relief to prevent AlliedSignal from pursuing its attempt to pack the AMP Board of Directors with AlliedSignal executive officers and directors who would have an irreconcilable conflict of interest were they to serve as directors of AMP. The complaint alleges that the Schedule 14D-1 filed by AlliedSignal and the Purchaser with the Securities and Exchange Commission is false and misleading because it fails to disclose that AlliedSignal's representatives on the AMP Board of Directors would have a conflict of interest and how AlliedSignal would propose to deal with such conflict, and that AlliedSignal's attempt to pack the Board would prevent the current members of the Board from fulfilling their fiduciary duties to AMP under Pennsylvania law. A copy of the complaint is filed as Exhibit 23 hereto and is incorporated herein by reference, and the foregoing is qualified in its entirety by reference to such exhibit.

      On August 24, 1998, AMP filed its answer to the complaint which was filed by AlliedSignal on August 4, 1998 in the United States District Court for the Eastern District of Pennsylvania. In its answer, AMP denies that AlliedSignal is entitled to any relief under its complaint and raises several affirmative defenses. A copy of the answer is filed as Exhibit 24 hereto and is incorporated herein by reference, and the foregoing is qualified in its entirety by reference to such exhibit.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith:

      Exhibit
         No.      Description
      -------     -----------
         23       Complaint filed in the United States District Court for
                  the Eastern District of Pennsylvania in AMP Incorporated
                  v. AlliedSignal Corporation, et al. (Civil Action No.
                  98-CV-4405).

         24 Answer to complaint filed in the United States District Court for the Eastern District of Pennsylvania in AlliedSignal Corporation v. AMP Incorporated (Civil Action No. 98-CV-4058).

         25       Text of a press release issued by AMP, dated August
                  24, 1998.

                                o  o  o

      This document and the exhibits attached hereto may contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Such statements should be considered as subject to risks and uncertainties that exist in AMP's operations and business environment and could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which is filed as Exhibit 19 to the Schedule 14D-9.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


Dated:  August 24, 1998                   AMP Incorporated


                                          By: /s/ Robert Ripp
                                             ----------------------------
                                             Name:  Robert Ripp
                                             Title: Chairman and Chief
                                                      Executive Officer




                               EXHIBIT INDEX

      The following exhibits are filed herewith:

      Exhibit
         No.      Description
      --------    -----------
         23       Complaint filed in the United States District Court for
                  the Eastern District of Pennsylvania in AMP Incorporated
                  v. AlliedSignal Corporation, et al. (Civil Action No.
                  98-CV-4405).

         24 Answer to complaint filed in the United States District Court for the Eastern District of Pennsylvania in AlliedSignal Corporation v. AMP Incorporated (Civil Action No. 98-CV-4058).

         25       Text of a press release issued by AMP, dated August
                  24, 1998.